Groundfloor Finance Inc.

OFFICES	MAILING ADDRESS
75 Fifth Street, NW, Suite 2170	PO Box 79346
Atlanta, GA 30308	Atlanta, GA 30357

September 14, 2018

VIA EMAIL (VONALTHANNS@SEC.GOV)

Ms. Sara Von Althann

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Comments on Post Qualification Amendment 24

Dear Ms. Von Althann:

This correspondence is in response to comments dated September 13, 2018 regarding Post Qualification Amendment 24, filed August 23, 2018.

Please incorporate by reference Form 1-SA.

We have incorporated Form 1-SA by reference.

Please revise your disclosure to address the timing of the offering of each LRO series, the funding of the underlying loans, and the repayment schedule of the underlying loans relative to one another. Please specifically address when you will start offering each LRO series, when each underlying loan will be funded, and when principal and interest on each loan will become due and payable.

The origination of the underlying loans and the subsequent offer and sale of the corresponding LROs will be undertaken in a manner identical to that described in our Offering Circular. In this case, the total financing on a particular project consists of several sequential loans. In this way, the Borrower will only pay interest on borrowed amounts as and when needed, as opposed to paying interest on the entire principal amount of a larger loan. This is the customary financing arrangement in the new construction market.

We will originate the loans for each project from our pre-funding sources, as described in our Offering Circular. Once a loan has been originated, we will offer and sell the corresponding LROs, consistent with our Offering Circular. As of the date of this letter, the Borrower is scheduled to commence the project on September 20th, 2018, and therefore we will originate the first loan for each project on that day. However, we cannot predict with any certainty when the Borrower will require additional capital from the subsequent loans. That will be dependent on construction progress. We can estimate the intervals between subsequent loans to be about two months. We will only offer and sell the corresponding LROs when the Borrower has made the request for subsequent loans and progress has been made to our satisfaction. Each series of LROs which correspond to a loan on a particular project will be due in 12 months from the date of issuance.

The following risk factor has been added to the project summary:

●	Each draw on this project is structured as an individual loan. We will fund each draw from our own capital or credit facilities as and when requested by the Borrower, provided conditions for each draw are met as described in our Offering Circular. Once a draw has been approved and funded, we will then sell the corresponding series of LROs on our platform, each of which will be due 12 months from the time such series of LRO is deemed issued, as described in our Offering Circular. The first draw has been scheduled for September 20th, 2018. Subsequent draws are expected to be requested every two months from that date, but may be requested sooner, or later, depending on the progress of construction.

Please revise your disclosure to include an estimated value for Lot 1 and describe the basis for that estimate. Disclose whether Lot 1 is subject to any encumbrances. Additionally, please revise to clarify whether any portion of the value of Lot 1 is included in the loan to ARV calculations.

The following risk factor has been added to the project summary:

●	7221 Farrington Road, Lot 1, which serves as additional collateral, has a market value of $200,000 according to a certified appraisal. Lot 1 is not subject to any encumbrances, and Groundfloor is in first lien position. The value of Lot 1 is not factored into the ARV for this loan.

Please revise to describe how the security interest of each loan for which each of Lots 1, 3, 4, and 5, respectively, is serving as collateral will be prioritized in the event of a default under one or more loans.

In the case of a default on the underlying loans, all LROs will be prioritized on a pari passu basis, and any recovery will be distributed to LRO holders pro-rata. We have added the following risk factor:

●	The event of default on one Groundfloor note secured by this property will trigger default on all Groundfloor notes secured by this property. All LRO holders investing in LROs corresponding to notes secured by this property share the same priority in any recovery and recovered proceeds will be distributed on a pro-rata basis.

We hope this is sufficient to address the staff’s comments. If you have further questions or comments, please do not hesitate to contact me at 202-758-8041 or at nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Director, Secretary, and Executive Vice President,
Legal & Regulatory
Groundfloor Finance Inc.

PROJECT SUMMARY | 7221 FARRINGTON ROAD, LOT 3-#1, DURHAM, NC 27707

B

Rate	Projected Term	Loan To ARV	Loan Amount	Investors
8%	12 months	78.24%	$209,190	0

Purpose	Loan Position	Total Loan Amount	Repayment Terms
New Construction	First Lien	$209,190	Balloon payment - principal and interest returned on repayment / due at maturity.

BORROWER

Grayson Dare Homes, Inc
Barry Burnette - principal

INVEST NOW

Click here to view the LRO Agreement

FINANCIAL OVERVIEW

After Repair Value (ARV)
$750,000
$100,000
Total Project Costs
$648,700
GROUNDFLOOR
$586,770
$61,930
0%
Skin-in-the-
First Lien Loan
Cushion

Purchase Price	N/A	Loan To ARV	78.2%
Purchase Date	01/02/2017	Loan To Total Project Cost	0.0%

GRADE FACTORS

The following factors determine in part how the loan was graded:
(in descending order of importance)

Factor	Score	Max
Loan To ARV Score	4	10
Quality of Valuation Report	4	4
Skin-in-the-Game	3	10
Location	7	8
Borrower Experience	5	5
Borrower Commitment	1	1

VALUATION REPORTS

As Complete (ARV)

$750,000

- Certified Independent Appraisal
- Broker's Price Opinion
- Borrower Provided Appraisal
- Borrower Provided Comps

PROPERTY DESCRIPTION

Address: 7221 FARRINGTON ROAD, LOT 3-#1, DURHAM, NC 27707

The Borrower intends to use the loan proceeds to payoff an existing loan and to complete a new construction. Upon completion, the Borrower intends to sell the property to repay the Groundfloor loan.

INVEST NOW

Click here to view the LRO Agreement

PROPERTY PHOTOS

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- The Borrower will be advanced the money it needs to begin construction of this property on September 20, 2018 by Groundfloor Finance Inc. ("Groundfloor," "we," "us," or "our") or a wholly-owned subsidiary of Groundfloor. The Borrower will then begin renovation of the property. If this offering is fully subscribed, Groundfloor will continue to administer and service the loan as further described in the Offering Circular.
- Each draw on this project is structured as an individual loan. We will fund each draw from our own capital or credit facilities as and when requested by the Borrower, provided conditions for each draw are met as described in our Offering Circular. Once a draw has been approved and funded, we will then sell the corresponding series of LROs on our platform, each of which will be due 12 months from the time such series of LRO is deemed issued, as described in our Offering Circular. The first draw has been scheduled for September 20th, 2018. Subsequent draws are expected to be requested every two months from that date, but may be requested sooner, or later, depending on the progress of construction.
- There will be eight loans on this project, each representing subsequent draws. The first loan is for $209,190. The seven subsequent loans are for $53,940 each. The Financial Overview box represents the aggregate amount of all loans to be secured by this property, giving a complete financial picture of the project.
- The construction of the property may be extensive, and therefore subject to delays and other unexpected issues.
- The construction will require permitting, and permits may not be obtained on time or may be denied.
- There is no existing structure on this property, or if there is, it will be demolished, and a new structure built in its place.
- Borrower is using $200,000 of the loan proceeds to pay off an existing loan that was used to acquire the property. Groundfloor will assume the first lien position. The rest of the loan proceeds will be put towards the renovation of the property, much like an acquisition and renovation loan.
- This is a collateral loan secured by both the subject property 7221 Farrington Road, Lot 3-#1, Durham, NC, 27707 and 7221 Farrington Road, Lot 1, Durham, NC, 27707 which was perviously purchased and is owned by the borrower.
- 7221 Farrington Road, Lot 1, which serves as additional collateral, has a market value of $200,000 according to a certified appraisal. Lot 1 is not subject to any encumbrances, and Groundfloor is in first lien position. The value of Lot 1 is not factored into the ARV for this loan.
- This loan represents one draw for the construction project and is secured by an individual note.
- • The event of default on one Groundfloor note secured by this property will trigger default on all Groundfloor notes secured by this property. All LRO holders investing in LROs corresponding to notes secured by this property share the same priority in any recovery and recovered proceeds will be distributed on a pro-rata basis.
- Please consult the Offering Circular. for further discussion of general risk factors.

CLOSING CONDITIONS

- Loan is conditioned upon a clean title search and valid title insurance at the time of close.

DEVELOPER FEES

- We generally charge borrowers an origination fee (which typically ranges between 2% and 6% of the principal loan amount) and a servicing fee (which typically ranges between 0.5% and 2%) for our services.
- We do not take a "spread" on any part of the interest payments.
- Borrowers may capitalize the cost of closing into the principal amount of their request. These closing costs typically range from $500 to $1500.
- Unless otherwise limited by applicable law, we will charge a penalty of up to 2% for any extension made to the Borrower. See "Fees and Related Expenses" in the Offering Circular.

BORROWER SUMMARY

UNLESS NOTED WITH A ★, INFORMATION BELOW IS SUPPLIED BY THE BORROWER AND IS NOT VERIFIED. BORROWERS REPRESENT AND WARRANT THAT INFORMATION SUPPLIED IS ACCURATE.

GRAYSON DARE HOMES, INC

DATE OF FORMATION ★

11/12/2000

FINANCIAL DATA
Reporting date: 06/30/18

Value of Properties	Total Debt
$4M	$600K

Unsold Inventory	Aged Inventory
N/A	N/A

PROJECTS / REVENUE
Reporting period: 2017

Completed Projects	Revenue
8	$2M

Gross Margin %
33.15%

PRINCIPAL

Barry Burnette

FOCUS

New Construction

GROUNDFLOOR HISTORY ★

Loans Funded	Loans Repaid	On Time Repayment
0	0	N/A

HISTORICAL AVERAGES
Reporting period: three years ending 2017

Completed Projects Per Year	Average Project Revenue	Average Project Time	Average Total Project Costs
10	$800K	3 months	$500K

THE COMPANY PLAYED NO ROLE IN THE PREPARATION OF ANY OF THE VALUATION SOURCES OR ANY OTHER MATERIALS PROVIDED BY THE BORROWER. WHILE WE BELIEVE THE DATA CONTAINED THEREIN IS HELPFUL, WE DO NOT USE IT AS THE SOLE BASIS FOR A FUNDING DECISION.